January 29, 2008

VIA Overnight Mail

Perry Hindin, Esq.
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3720

Re:	Eastman Kodak Company
	Definitive schedule 14A
	Filed March 30, 2007
	File No. 001-00087

Dear Mr. Hindin:

Per our January 17, 2008 telephone conversation, I am writing to supplement our January 7, 2007 response to the SEC's comment letter dated December 17, 2007 regarding the above referenced Proxy Statement filed on Form 14A on March 30, 2007 (the "Proxy Statement") by Eastman Kodak Company (the "Company").

As requested in the original comment letter dated September 26, 2007, we hereby acknowledge that:

	* The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

	* Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

	* The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For convenience of reference, your December 17, 2007 comment is set forth in bold below followed by our additional response.

	1. While we note your response to prior comment 1, we re-issue that comment. Please confirm that you will identify all benchmark companies in your future filings. In addition, please confirm that you will disclose where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please confirm that you will explain why. Alternatively, if you are not using such surveys to benchmark competitive compensation but rather are relying on such additional information to provide your compensation committee with general information to assist in its compensation level deliberations, please indicate such in your response letter and clarify disclosure in future filings accordingly.

In future filings, we will identify the names of the surveys used by the Compensation Committee's consultant to obtain market competitive data when the Compensation Committee uses that data to benchmark competitive compensation when determining the compensation of our Named Executive Officers. In future filings, to the extent the Compensation Committee does not know the names of the specific individual companies within these surveys, we will indicate this fact in our disclosure rather than identifying the specific individual companies included in the surveys.

                                      * * *

We appreciate this opportunity to supplement our January 7, 2008 response. If you would like to discuss our response above, please contact me at 585-724-3378.

					Sincerely,



					/s/ Laurence L. Hickey

                                        Laurence L. Hickey
             				Secretary and Chief Governance
					Officer

cc:  Antonio M. Perez
     Timothy M. Donahue
     Frank S. Sklarsky
     Joyce P. Haag
     Robert L. Berman
     Virginia M. Meredith
     Ronald O. Mueller, Gibson, Dunn & Crutcher LLP